Appendix A
to
AMENDED OPERATING EXPENSES LIMITATION AGREEMENT

Fund	Operating Expense Limit

EuroPac International Value Fund	1.75%

EuroPac International Bond Fund	1.15%

EP Asia Small Companies Fund	1.75%

EuroPac Hard Assets Fund	1.75%

EP China Fund	1.75%